EVENTIKO INC.

Xinzhong St. 3, Dongcheng

Beijing

China 100026

+1 (702) 605-4808

eventikoinc@gmail.com

July 29, 2020

Stephen Kim, Lyn Shenk,

Cara Wirth and Jennifer Lopez-Molina

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street

Washington, DC 20549

Reference:	Eventiko Inc.
Registration Statement on Form S-1
Filed July 1, 2020
File No. 333-239589

Stephen Kim, Lyn Shenk, Cara Wirth and Jennifer Lopez-Molina,

In response to your letter dated July 27, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2020

Registration Statement on Form S-1

Risk Factors, page 4

1. Please include a risk factor to discuss the influence and control your sole officer and director will have in your company. In this regard, we note that he currently holds all of the outstanding shares and will continue to hold a substantial percentage of your outstanding shares after the completion of this offering.

Response: We have added the following risk factor:

OUR DIRECTOR WILL CONTINUE TO EXERCISE SIGNIFICANT CONTROL OVER OUR OPERATIONS, WHICH MEANS AS A MINORITY SHAREHOLDER, YOU WOULD HAVE NO CONTROL OVER CERTAIN MATTERS REQUIRING STOCKHOLDER APPROVAL THAT COULD AFFECT YOUR ABILITY TO EVER RESELL ANY SHARES YOU PURCHASE IN THIS OFFERING.

After the completion of this offering, our management will own a substantial percentage of our common stock. In the event that fewer than the maximum shares of the offering are sold, management’s percentage ownership will be even higher.  It will have a significant influence in determining the outcome of all corporate transactions, including the election of directors, approval of significant corporate transactions, changes in control of the company or other matters that could affect your ability to ever resell your shares. Its interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

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Use of Proceeds, page 10

2. Please revise to present your use of proceeds section in terms of net proceeds and revise to take into account the costs associated with this registration statement. In this regard, we note your disclosure on page 9 that "[t]he estimated costs of this registration statement is $25,000, which will be paid from the offering proceeds." As a related matter, please revise to describe what “Annual cost of being public” will include. For example, we note your disclosure on pages 9 and 19 that "[t]he costs associated with being a publicly traded company in the next 12 months will be approximately $25,000." Please reconcile this inconsistency. Refer to Item 504 of Regulation S-K.

Response: We have already paid for costs associated with this registration statement and will not pay for such costs out of the proceeds from this offering. We have made appropriate corrections.

3. We note that your use of proceeds for each of the columns assuming 25%, 50%, and 75% of the offering shares are sold do not add up to the total amount reflected in the proceeds. Please revise.

Response: We have revised the information as follows:

Number of shares sold	25%	50%	75%	100%
Gross proceeds from this Offering	$25,000	$50,000	$75,000	$100,000
SEC reporting and compliance	$9,800	$9,800	$9,800	$9,800
Establishing an office	$1,500	$4,000	$6,000	$8,000
Marketing campaign and advertising	$7,000	$20,000	$40,000	$60,000
Creating Company Website	$5,000	$11,000	$13,000	$15,000
Additional expenses	$1,700	$5,200	$6,200	$7,200

Executive Compensation, page 22

4. Please revise your Executive Compensation table to include the 3,000,000 shares of your common stock that were issued to your sole officer and director "in exchange for the provision of his services to the Company." Refer to Item 404 of Regulation S-K.

Response: We have revised our Executive Compensation table and added the following disclosure:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Miklos Pal Auer President, Treasurer and Secretary	2020	-0-	-0-	$300	-0-	-0-	-0-	-0-	$300

We have issued 3,000,000 shares of our common stock to our sole officer and director at a price of $0.0001 per share, in exchange for the provision of his services to the Company.

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Certain Relationships and Related Transactions, page 23

5. We note that your President provides the principal place of business to your company at no charge and that he may be reimbursed for actual expenses incurred relating to your business. To the extent the value of the rent or actual expenses is being forgone by your President triggers applicable disclosure requirements, please disclose this arrangement in your Certain Relationships and Related Transactions section. Refer to Item 404(d)(1) of Regulation S-K.

Response: We have added such disclosure:

Our sole officer and director, Miklos Pal Auer, has agreed to provide his own premise under office needs. He will not take any fee for these premises, it is for free use. Further Miklos Pal Auer has advanced funds to us. Miklos Pal Auer will not be repaid from the proceeds of this offering. There is no due date for the repayment of the funds advanced by Miklos Pal Auer. The obligation to Miklos Pal Auer does not bear interest.

Financial Statements, page F-3

6. The company name on your financial statements, Eventko, differs from the company name on your S-1, Eventiko. Please revise or advise, as appropriate.

Response: We have revised our financial statements.

Other Expenses of Issuance and Distribution, page II-1

7. Your disclosure on page II-1 indicates that the costs for this offering total $13,602.90. We also note your disclosure on the cover page that states "[i]f all shares are sold the maximum gross proceeds will total $100,000, and the maximum net proceeds will total approximately $75,000," suggesting that costs for this offering total $25,000. Your disclosure on page 9 also states that "[t]he estimated cost of this registration statement is $25,000... ." Please revise to reconcile this inconsistency.

Response: We have revised this inconsistency.

General

8. Your filing states that you estimate that you require $25,000 for continued operations for the next twelve months (pages 1, 10, 19, and 20), ongoing SEC filing requirements (page 1), this registration statement (page 9), being a publicly traded company (pages 9 and 19), and for minimum expenses for the next twelve months (page 18). Please revise to clarify whether each of these instances requires a separate $25,000.

Response:

We have revised the information as follows:

To implement our plan of operations we require a minimum of $25,000 for the next twelve months as described in our Plan of Operations. The Company anticipates over the next 12 months the cost of being a reporting public company will be approximately $9,800.

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9. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.

Response: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

We do not believe that we can be classified as having “no or nominal operations”. From inception, the Registrant’s management has allocated significant effort and time to the development of the Registrant’s business. In furtherance of the Registrant’s planned business, the Registrant’s management investigated the market demand for its services throughout China, analyzed what is on offer within the given segment of its markets and possible gaps in this particular industry across China. We have entered into Event Cooperation Agreement with “Dalian Yiming Culture Media Co Ltd.” under which they will order event organizing services for their customers throughout China. The Registrant does not believe that it can be classified as having “no or nominal operations” after having executed the above stated activities.

Please direct any further comments to:

Miklos Pal Auer

Email: eventikoinc@gmail.com

Telephone: +1 (702) 605-4808

Sincerely,

/s/ Miklos Pal Auer

Miklos Pal Auer, CEO

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